Exhibit 99.2

Nano Dimension Initiates Legal Action to Protect Shareholders from Murchinson, Boothbay and Anson

Lawsuit in the Southern District of New York alleges that defendants:

●	Conspired to obtain a large stake in Nano Dimension

●	Sought to take control of the Company and capture its $1 billion in cash.

●	Evaded SEC disclosure requirements by filing false and misleading regulatory disclosures.

The Complaint Seeks to Prevent Further Misuse of Improperly Acquired Shares at the Expense of All Nano Dimension Shareholders

Waltham, Mass., March 27, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced it has filed a lawsuit in the Southern District of New York against Murchinson Ltd. (“Murchinson”), Anson Advisors, Inc. (“Anson”), Boothbay Fund Management (“Boothbay”) and their affiliates (together, “Defendants”) for improperly acquiring and misusing their shareholding interests in Nano Dimension. The lawsuit seeks to immediately halt the Defendants’ unlawful actions and to compensate Nano Dimension for the misconduct.

The Company asserts that Defendants have a long history of coordinated efforts against Nano Dimension and the interests of its shareholders.  Among other illegal actions, the Complaint alleges that Defendants:

●	Conspired to obtain a large stake in Nano Dimension by working in tandem to lower the price of the Company’s public securities in order to purchase shares at a discount;

o	On September 7th, 2022, just two days after Murchinson made a non-binding offer to acquire the Company, Anson and Boothbay executed purchases totaling 1.86 million shares, or $4.5 million, within a matter of minutes. Murchinson’s offer was, at this point, supposed to be confidential, but the trades allowed Anson and Boothbay to profit off the non-public material information that Murchinson had made an offer to purchase Nano Dimension.

o	In the months that followed Murchinson, Anson, and Boothbay continued to acquire large amounts of Nano Dimension securities without disclosing their growing interests or close coordination.

●	Sought to take control of the Company and capture its $1 billion in cash for themselves, rather than allowing it to be invested in the Company’s ongoing success and benefit of all shareholders; and

●	Evaded disclosure requirements by attempting to hide the existence and purpose of their group as legally required and by filing false and misleading regulatory disclosures with the SEC;

o	Defendants began secretly acquiring shares in summer 2022, increasing their holdings from approximately 300,000 shares on March 31, 2022, to more than 23,632,500 shares by year-end – acquiring a more than 9% interest in the Company, and they continued to conceal a creeping accumulation of Nano Dimension’s shares. By January 11th, 2023, the Murchinson-Anson-Boothbay group held above 10% beneficial ownership of Nano Dimension’s shares, and either failed to file Schedule 13Ds or omitted material information when they did file – never disclosing the existence and purpose of their group as legally required.

As detailed in its complaint, the Company provided evidence of prior coordination by the Defendants at other companies in an effort to gain trading advantage at the expense of other shareholders, and Defendants separately engaged in unlawful schemes in concert with additional investment funds.

The Nano Dimension Board of Directors and management team will continue to act in the best interests of the Company and all of its stakeholders, including taking action to halt Defendants’ scheme, described in the Complaint, to manipulate the public trading of Nano Dimension’s stock in violation of U.S. Securities laws and at the expense of the Company, innocent investors, and employees.

The complaint is filed in the Southern District of New York under case 1:23-cv-02566.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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